SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      04 October 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on
                 08 September 2004
             2. Transaction in Own Shares announcement made on 08 September 2004
             3. Director Shareholding announcement made on 14 September 2004
             4. Director Shareholding announcement made on 14 September 2004
             5. Director Shareholding announcement made on 15 September 2004
             6. Director Shareholding announcement made on 17 September 2004
             7. Transaction in Own Shares announcement made on 24 September 2004
             8. Transaction in Own Shares announcement made on 28 September 2004
             9. BT Finance BV accounts announcement made on 01 October 2004.

Enclosure No.1

Wednesday 8 September 2004

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 3,420 ordinary shares at a price of 173 pence per share and 15,314 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 80,745,867 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,553,883,171.

Enclosure No.2


Wednesday, 8 September 2004


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,500,000 ordinary shares at a price of 185.03 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 82,245,867 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,552,383,171.

Enclosure No.3


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustee (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Awards of shares as dividend equivalents to shares held in trust over which the above Directors have a conditional interest under BT Group Incentive Share Plan, BT Group Retention Share Plan and BT Group Deferred Bonus Plan.

7) Number of shares/amount of stock acquired:

All shares are held in the name of Ilford Trustee (Jersey) Limited:

Sir Christopher Bland -
BT Group Retention Share Plan: 8,207 shares

Ben Verwaayen -
BT Retention Share Plan: 23,892 shares
BT Group Deferred Bonus Plan: 21,384 shares
BT Group Incentive Share Plan: 6,921 shares

Ian Livingston -
BT Group Retention Share Plan: 8,405 shares
BT Group Deferred Bonus Plan: 4,935 shares
BT Group Incentive Share Plan: 4,449 shares

Pierre Danon -
BT Group Deferred Bonus Plan: 6,718 shares
BT Group Incentive Share Plan: 4,449 shares

Andy Green -
BT Group Deferred Bonus Plan: 6,301 shares
BT Group Incentive Share Plan: 4,202 shares

Paul Reynolds -
BT Group Deferred Bonus Plan: 5,710 shares
BT Group Incentive Share Plan: 3,955 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

177.25p

13) Date of transaction

13 September 2004

14) Date Company informed

14 September 2004

14) Total holding following this notification

Sir Christopher Bland
Personal holding: 674,178
BT Group Retention Share Plan: 294,307
BT Group Legacy Option Plan: options over 314,244 shares

Ben Verwaayen
Personal holding: 387,876
BT Group Deferred Bonus Plan: 766,835
BT Group Retention Share Plan: 856,761
BT Group Incentive Share Plan: 248,205
BT Group Global Share Option Plan: options over 4,217,958 shares

Ian Livingston
Personal holding: 313,054
BT Group Deferred Bonus Plan: 176,984
BT Group Retention Share Plan: 301,428
BT Group Incentive Share Plan: 159,560
BT Group Global Share Option Plan: options over 1,990,835 shares
BT Group Employee Sharesave Scheme: options over 7,290 shares

Pierre Danon:
Personal holding: 107,206
BT Group Deferred Bonus Plan: 240,905
BT Group Incentive Share Plan: 159,560
BT Group Global Share Option Plan: options over 1,990,835.

Andy Green
Personal holding: 119,995
BT Group Deferred Bonus Plan: 225,974
BT Group Incentive Share Plan: 150,696
BT Group Global Share Option Plan: options over 1,880,230
BT Group Employee Sharesave Scheme: options over 5,712 shares.

Paul Reynolds
Personal holding: 67,278
BT Group Deferred Bonus Plan: 204,805
BT Group Incentive Share Plan: 141,832
BT Group Global Share Option Plan: options over 1,769,624
BT Group Employee Sharesave Scheme: options over 4,555 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have a technical interest, as at 14 September 2004 under Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 74,001 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 28,820,375 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 14 September 2004


Ends

Enclosure No.4


                                SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2)   Name of Director
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Purchase of 68 shares at 185.50p per share.

 8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
185.50p

13)    Date of transaction
14 September 2004

14) Date Company informed
14 September 2004

15) Total holding following this notification
Paul Reynolds:

1. 67,346 ordinary shares - personal holding;

2. 137,877 ordinary shares under the BT Group Incentive Share Plan;

3. 199,095 ordinary shares under BT Group Deferred Bonus Plan;

4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

5. Options over 1,769,624 ordinary shares under BT Group Global Share Option
Plan.

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Director has a technical interest, as at 14 September 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 74,001 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,820,375 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 14 September 2004

End

Enclosure No.5



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of an award of shares to a participant in the BT Group Retention Share Plan

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

7,651 shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share
183.83 pence

13) Date of transaction

15 September 2004

14) Date Company informed

15 September 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

Following the changes detailed above, the above named Directors have technical interests, as at 15 September 2004 under Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 74,001 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 28,812,724 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 September 2004

End

Enclosure No.6

                    SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 20,222 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

17 September 2004

14) Date Company informed

17 September 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 17 September 2004 under Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 94,223 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 28,812,724 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 17 September 2004

End

Enclosure No.7


Friday, 24 September 2004


                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 2,000,000 ordinary shares at a price of 179.94 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 85,885,569 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,548,743,469.

Enclosure No.8


Tuesday, 28 September 2004


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 178.47p pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 88,385,569 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,546,243,469.

Enclosure No.9


1 October 2004

Document on Annual Report of BT Finance BV for the year ended 31 March 2004

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: (0)20 7066 1000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 October 2004